SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                                  (Rule 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER
       SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934



 BRITESMILE, INC. (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

      CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE,
                         (TITLE OF CLASS OF SECURITIES)

                                      n/a*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PETER P. HAUSBACK
         EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY
                                BRITESMILE, INC.
                              490 NORTH WIGET LANE
                         WALNUT CREEK, CALIFORNIA 94598
                                 (925) 941-6260

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:
                             JEFFREY M. JONES, ESQ.
                               WAYNE D. SWAN, ESQ.
                             DURHAM JONES & PINEGAR
                          111 EAST BROADWAY, SUITE 900
                           SALT LAKE CITY, UTAH 84111
                                 (801) 415-3000

                            CALCULATION OF FILING FEE



             TRANSACTION VALUATION            AMOUNT OF FILING FEE



                   $6,424,290                        $591.03

         Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,995,000 shares of Common Stock of BriteSmile, Inc., having an aggregate value of $6,424,290 as of August 14, 2002, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the


--------
1 Or, in the case of 30,000 options granted to one employee optionholder, the Company's 1990 Stock Option Plan. With respect to this single employee who has options outstanding under the 1990 Plan, any references in this Schedule TO to the "Option Plan" shall mean the 1990 Plan.



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

Securities Exchange Act of 1934, as amended, equals .000092 of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.
                    FORM OR REGISTRATION NO.: NOT APPLICABLE.
                          FILING PARTY: NOT APPLICABLE.
                           DATE FILED: NOT APPLICABLE.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Common Stock is 1104 15 10 6


ITEM 1   SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange Certain Outstanding Options for New Options dated August 20, 2002 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2   SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is BriteSmile, Inc., a Utah corporation ("BriteSmile"). The address of its principal executive offices is 490 North Wiget Lane, Walnut Creek, CA 94598. The telephone number at that address is
(925) 941-6260. The executive officers and directors of BriteSmile, and each person controlling BriteSmile, are indentified on pages 2-8 of the company's Definitive Proxy Statement filed with the SEC on July 16, 2002, which information is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer (as defined below) by BriteSmile to exchange all stock options ("Option Shares") to purchase shares of BriteSmile's Common Stock, par value $0.001 per share, granted under BriteSmile's Amended and Restated 1997 Stock Option and Incentive Plan (the "Option Plan")1 that are held by Eligible Optionholders (as defined below). These Option Shares will be exchanged for new options that will be granted under the Option Plan (the "New Options"), upon the terms and subject to the conditions set forth under the section entitled "The Offer" in the Offer to Exchange. As of August 14, 2002, BriteSmile had 36,426,961 shares of Common Stock issued and outstanding, and had issued and outstanding under the Option Plan options to purchase 6,374,212 shares of Common Stock. Eligible Optionholders includes any optionholder who (i) as of the date the offer


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

commences and the date on which the tendered options are cancelled, is an employee of BriteSmile or one of its subsidiaries, and (ii) holds options issued under the Option Plan. Only Eligible Optionholders of BriteSmile or one of its subsidiaries will be eligible to accept the offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

         (c) There is no established trading market for the Option Shares described under Item 2(b) above. The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

ITEM 3   IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

         (b)      Not applicable.

         (c)      Not applicable.

ITEM 4   TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under Summary Term Sheet, Introduction, Section 2 ("Number of options; expiration date"),
Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 13 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 14 ("Legal matters; regulatory approvals"), Section 15 ("Income tax consequences"), Section 16 ("Extension of offer; termination; amendment") and Section 18 ("Additional information") are incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 12 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 5   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in the Offer to Exchange under Section 12 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 6   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 13 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.


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

ITEM 7   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 17 ("Fees and expenses") is incorporated herein by reference.

         (b)      Not applicable.

         (d)      Not applicable.

ITEM 8 INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 9 PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Not applicable.

ITEM 10 FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 11 ("Financial information") and Section 18 ("Additional information") and the information set forth under the captions Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Stockholders Equity, Consolidated Statements of Cash Flows and Notes to Consolidated Financial Statements in BriteSmile's Annual Report on Form 10-K for the 52 weeks ended December 29, 2001, which contains BriteSmile's audited financial statements, is incorporated herein by reference and the information set forth on pages 3 through 10 (under the captions Part I, Item 1) of BriteSmile's Quarterly Report on Form 10-Q for the 13 weeks ended June 29, 2002, which contains BriteSmile's unaudited financial statements, is incorporated herein by reference. Further, the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q can also be accessed electronically on BriteSmile's website and the Securities and Exchange Commissions (SEC) website.

         (b)      Not applicable.

ITEM 11 ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under Section 14 ("Legal matters; regulatory approvals") is incorporated herein by reference.

         (b)      Not applicable.

ITEM 12 EXHIBITS.

         (a)(1) Offer to Exchange Certain Outstanding Options for New Options dated August 20, 2002.

             (2)  Election Form

             (3) Memorandum from John Reed, Chief Executive Officer, to Employees dated August 20, 2002.


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


             (4)  Notice to Change Election From Accept to Reject.

             (5)  Form of Confirmation of Receipt of Election to Exchange
                  Options.

             (6)  Form of Promise to Grant Stock Option(s).

             (7) BriteSmile's Quarterly Report on Form 10-Q for the 13 weeks ended June 29, 2002, filed with the SEC on August 12, 2002, is incorporated herein by reference.

             (8) BriteSmile's Annual Report on Form 10-K for the 52 weeks ended December 29, 2001, filed with the SEC on April 10, 2002, as amended by Form 10-K/A for the 52 weeks ended December 29, 2001 filed with the SEC on April 29, 2002, is incorporated herein by reference.

             (9)  Press Release of the Company dated August 20, 2002.

         (b)      Not applicable.

         (d) (1) Amended and Restated BriteSmile, Inc. 1997 Stock Option and Incentive Plan (filed as Exhibit 10.10 to the BriteSmile Annual Report on Form 10-K for the 52 weeks ended December 29, 2001, incorporated herein by reference).

             (2) Form of BriteSmile, Inc. 1997 Stock Option and Incentive Plan Master Stock Option Agreement (filed as Exhibit 10.12 to the BriteSmile Annual Report on Form 10-K for the 52 weeks ended December 29, 2001 and incorporated herein by reference).

             (3) 1990 Stock Option Plan of the Company (filed as Exhibit 4(a) to the Company's Registration Statement on Form S-8 filed with the Commission on November 27, 1996 and incorporated herein by reference).

         (g)      Not applicable.

         (h)      Not applicable.

ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a)   Not applicable.




                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BRITESMILE, INC.

By:      /s/  John Reed
         -------------------------
         John Reed
Its:     Chief Executive Officer

Date:    August 20, 2002


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


                                INDEX TO EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION

(a)(1) Offer to Exchange Certain Outstanding Options for New Options dated August 20, 2002.
(a)(2)   Election Form.
(a)(3) Memorandum from John Reed, Chief Executive Officer, to Employees dated August 20, 2002.
(a)(4)   Notice to Change Election From Accept to Reject.
(a)(5)   Form of E-Mail Confirmation of Receipt of Election to Exchange Options
(a)(6)   Form of Promise to Grant Stock Option(s).
(a)(7) BriteSmile's Quarterly Report on Form 10-Q for the 13 weeks ended June 29, 2002, filed with the SEC on August 12, 2002, is incorporated herein by reference.
(a)(8) BriteSmile's Annual Report on Form 10-K for the 52 weeks ended December 29, 2001 is incorporated herein by reference.
(a)(9)   Press Release of the Company dated August 30, 2002.
(d)(1) Amended and Restated BriteSmile, Inc. 1997 Stock Option and Incentive Plan (filed as Exhibit 10.10 to the BriteSmile Annual Report on Form 10-K for the 52 weeks ended December 29, 2001 and incorporated herein by reference).
(d)(2) Form of BriteSmile, Inc. Amended and Restated 1997 Stock Option and Incentive Plan Master Stock Option Agreement (filed as Exhibit 10.12 to the BriteSmile Annual Report on Form 10-K for the 52 weeks ended December 29, 2001 and incorporated herein by reference).
(d)(3) 1990 Stock Option Plan of the Company (filed as Exhibit 4(a) to the Company's Registration Statement on Form S-8 filed with the Commission on November 27, 1996 and incorporated herein by reference).